

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Thomas R. Miller
Chief Financial Officer
Sunoco LP
8111 Westchester Drive
Suite 400
Dallas, Texas 75225

> **Re: Sunoco LP**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 21, 2020**
> **File No. 1-35653**

Dear Mr. Miller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation